Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

SALE OF AIRCRAFT

On 23 November 2018 (after trading hours), Chongqing Airlines, a subsidiary of the Company, entered into the Agreement with Guangzhou Yunde to carry out the Aircraft Sale Transaction.

Since CSAH is the controlling shareholder of the Company and Guangzhou Yunde is an indirect wholly-owned subsidiary of CSAH, Guangzhou Yunde is a connected person of the Company. The Aircraft Sale Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) set out in the Listing Rules in respect of the Aircraft Sale Transaction (after aggregation with the Previous Aircraft Sale and Leaseback Agreement) is more than 0.1% but less than 5%, the Aircraft Sale Transaction is therefore subject to the reporting and announcement requirements under the Listing Rules but exempt from the shareholders’ approval requirements under Chapter 14A of the Listing Rules.

On 2 November 2018 (after trading hours), Chongqing Airlines, a subsidiary of the Company, entered into the Agreement with Guangzhou Yunde to carry out the Aircraft Sale Transaction.

THE AIRCRAFT SALE TRANSACTION

Parties

(i)	Chongqing Airlines, as the seller under the Aircraft Sale Transaction. Chongqing Airlines is a subsidiary of the Company, and its principal business activity is that of civil aviation.

(ii)

Guangzhou Yunde, as the purchaser under the Aircraft Sale Transaction. Guangzhou Yunde is a wholly-owned subsidiary of CSA Leasing, which is in turn a wholly-owned subsidiary of CSAH, the controlling shareholder of the Company. Guangzhou Yunde is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

Subject matter

4 A320 aircraft. Chongqing Airlines introduced such Aircraft for air transportation of passengers, three of which are still in use and one is grounded and retired.

According to the valuation prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) (an independent qualified valuer in the PRC) with the cost approach, the appraisal value of the Aircraft amounted to RMB121.3084 million. As at 30 September 2018, the unaudited net asset value of the Aircraft was approximately RMB46.1320 million.

Consideration for the Aircraft Sale Transaction

The consideration for the Aircraft of RMB121.31 million is determined after arm’s length negotiations between the Company and Guangzhou Yunde with reference to the actual conditions, technical conditions and status of depreciation of the Aircraft and the pricing information of aircraft of similar age published by the international aircraft price consulting firm AVITAS, Inc., as well as the valuation of the Aircraft prepared by China United Assets Appraisal Group Co., Ltd. as mentioned above.

Based on the unaudited net asset value of the Aircraft as at 30 September 2018 and the consideration for the Aircraft, the Company is expected to record a net gain of RMB75.178 million (unaudited) from the Aircraft Sale Transaction. Shareholders should note that the actual gain or loss from the sale of the Aircraft to be recorded by the Group will depend on the actual audited net asset value of the Aircraft and the corresponding applicable tax treatment on the Aircraft. The proceeds from the Aircraft Sale Transaction will be used as the Group’s general working capital.

Payment and delivery terms for the Aircraft Sale Transaction

The consideration for the Aircraft Sale Transaction of RMB121.31 million, together with the relevant value added tax (at a rate of 3%), is payable by way of a one-off wire transfer by Guangzhou Yunde in RMB to the designated account of the Company on the date negotiated between both parties. Delivery of the Aircraft will take place on the Delivery Date.

Conditions precedent for the Aircraft Sale Transaction

The completion of the Aircraft Sale Transaction is subject to the fulfilment of certain requirements of aircraft conditions as set out in the Agreement and the approval of the Company’s aircraft maintenance policy by the Civil Aviation Administration of China.

REASONS FOR THE AIRCRAFT SALE TRANSACTION

Since the Aircraft has been continuously operated by Chongqing Airlines for around 21 years, subsequent maintenance costs would increase significantly. Through the Aircraft Sale Transaction, the fleet structure of the Company can be continuously optimized and the Company can avoid the risks associated with the sale of aircraft and the depreciation risk. At the same time, the Aircraft Sale Transaction enables the Company to meet its capacity requirements during the transition period, which is conductive to keeping the risk of rental withdrawal under control.

The Directors (including the independent non-executive Directors) consider that, although the Aircraft Sale Transaction contemplated under the Agreement is not in the ordinary and usual course of business of the Group, (1) the Agreement was entered into after arm’s length negotiation between Chongqing Airlines and Guangzhou Yunde and was in compliance with the market practice, the consideration for the Aircraft is fair and the terms therein are on normal commercial terms; and (2) the Aircraft Sale Transaction is fair and reasonable, and is beneficial to the operation and long-term development of the Group and in the interests of the Company and the Shareholders as a whole.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang, were required to abstain from voting in respect of the resolution to approve the Aircraft Sale Transaction. All the remaining four Directors who were entitled to vote, unanimously approved the resolutions approving the Aircraft Sale Transaction.

IMPLICATION UNDER THE LISTING RULES

Since CSAH is the controlling shareholder of the Company and Guangzhou Yunde is an indirect wholly-owned subsidiary of CSAH, Guangzhou Yunde is a connected person of the Company. The Aircraft Sale Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules

Pursuant to the Listing Rules, the transactions contemplated under the Aircraft Sale Transaction shall be aggregated with the previous sale of aircraft transactions contemplated under the Previous Aircraft Sale and Leaseback Agreement. Save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under the Aircraft Sale Transaction under Rules 14.22 and 14A.81 of the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) set out in the Listing Rules in respect of the Aircraft Sale Transaction (after aggregation with the Previous Aircraft Sale and Leaseback Agreement as disclosed above) is more than 0.1% but less than 5%, the Aircraft Sale Transaction is therefore subject to the reporting and announcement requirements under the Listing Rules but exempt from the shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Aircraft Sale Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Aircraft will be leased by Guangzhou Yunde to Chongqing Airlines with rental fee payable as RMB687,000 per aircraft per month for a term of 3 months, which constitute part of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The aggregate rental fee is estimated to be RMB2.061 million.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“2018-2019 Finance and Lease Service Framework Agreement”	the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA Leasing on 17 October 2017, as referred to in the announcement of the Company dated 17 October 2017, which was approved by the Shareholders on 20 December 2017

“Agreement”	the aircraft sale and leaseback agreement entered into between Chongqing Airlines and Guangzhou Yunde on 23 November 2018 in relation to, among other things, the Aircraft Sale Transaction

“Aircraft”	4 A320 aircraft (including the airframe and engine), the subject matter of the Aircraft Sale Transaction

“Aircraft Sale Transaction”	the transaction which Chongqing Airlines has agreed to sell and Guangzhou Yunde has agreed to buy the Aircraft

“Board”	the board of Directors

“Chongqing Airlines”	Chongqing Airlines Company Limited, a company owned as to 60% by the Company and 40% by Chongqing City Transportation Development & Investment Group Company Limited as at the date of this announcement

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSA Leasing”	CSA International Finance Leasing Co., Ltd.* (南航國際融資租 賃有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAH through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH as at the date of this announcement

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Delivery Date”	the date when the delivery certificate for the Aircraft is signed at the time when Chongqing Airlines actually delivers the Aircraft to Guangzhou Yunde

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Guangzhou Yunde”	Guangzhou Yunde Aircraft Leasing Co., Ltd.* (廣州雲得飛機租賃有限公司), a company incorporated in the Guangzhou Free Trade Zone of the PRC and is a wholly-owned subsidiary of CSA Leasing as at the date of this announcement

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Transactions”	the operating lease of the certain aircraft pursuant to the 2018-2019 Finance and Lease Service Framework Agreement, which includes the Aircraft

“PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Previous Aircraft Sale and Leaseback Agreement”	the aircraft sale and leaseback agreement entered into between the Company and Guangzhou Nansha CSA Tianshui Leasing Co., Ltd.* (廣州南沙南航天水租賃有限公司) on 16 March 2018 as referred to in the announcement of the Company dated 16 March 2018, in relation to, among other things, the transaction which the Company had agreed to sell and Guangzhou Nansha CSA Tianshui Leasing Co., Ltd.* (廣州南沙南航天水租賃有限公司) had agreed to buy 14 A320 aircraft (including the airframe and engine)

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

* For identification purpose only

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

23 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.